BOOMER VENTURES, INC.

Posada del Rey, Via Italia

Ciudad de Panama, Republica de Panama

Phone: (507) 6500-2750
Fax: (949) 272-0088
Email: boomerventures@gmail.com

United States Securities and Exchange Commission
Washington, DC 205494
Attention: Mark P. Shuman

RE:	Boomer Ventures, Inc. Amendment No. 8 to Registration Statement on Form S-1 Filed October 14, 2014 File No. 333-183938

October 14, 2014

Dear Mr. Shuman,

We have received the comment letter from the SEC dated October 10, 2014 and we have responded and amended the Registration Form accordingly.

General

1.	As requested, we have included our auditors’ consent as an exhibit to our filing.

Risk Factors

“Our plans are dependent upon key individuals…,” page 8

2.	We reviewed the Company’s subscription agreement and deemed it unnecessary to settle claims against the Company by arbitration. Accordingly, a new subscription agreement to replace the former subscription agreement has been filed as Exhibit 99.1 with this current filing of Form S-1.

3.	We have expanded our risk factor disclosures to discuss any lack such experience and any such expenses associated with retaining consultants to supervise technical aspects of the software development .

Business

Deep Search Engines, page 32

4.	We have revised our disclosure to include a concise description of the technical challenges associated with successfully deploying deep web search services and the historical experience of our competitors in this regard.

Financial Statements

Balance Sheet as of July 31, 2014, page F-20

5.	The audit report from David Hillary, Jr., CPA, states that they audited the Company’s financial statements as of July 31, 2014; the corresponding balance sheet has been amended to describe it as having been audited.

Exhibits, page 86

Exhibit 99.1, Subscription Agreement

6.	There is no legend being placed on the securities and no restrictions on resale of the securities. A new subscription agreement excluding these provisions has been filed as Exhibit 99.1 with this Form S-1 to replace the previous subscription agreement.

The Company hereby acknowledges:

·         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me by e-mail: boomerventures@gmail.com

Sincerely,

Alicia Tristan